24002421

PUBLIC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-51664

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/23 (MM/DD/YY) AND ENDING 12/31/23 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: MILESTONE INVESTMENTS, INC.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

10700 SIKES PLACE, SUITE 315
(No. and Street)

CHARLOTTE	NC	28277
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

FREDRICK W. FISHER	704-716-2749	FFISHER@MSTONE401K.COM
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

OHAB AND COMPANY, PA
(Name – if individual, state last, first, and middle name)

100 E SYBELIA AVENUE SUITE 130	MAITLAND	FL	32751
(Address)	(City)	(State)	(Zip Code)

JULY 28, 2004	1839
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

OATH OR AFFIRMATION

I, FREDRICK W. FISHER, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of MILESTONE INVESTMENTS, INC., as of 12/31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

ANA H ESPINOZA
NOTARY PUBLIC
Mecklenburg County
North Carolina
My Commission Expires March 29, 2027

Signature: [signature]

Title:
CEO

[signature]
Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

MILESTONE INVESTMENTS, INC.

Financial Statements and Supplemental Information
for the Year Ended December 31, 2023 and
Report of Independent Registered Public Accounting Firm

Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
of Milestone Investments, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Milestone Investments, Inc. as of December 31, 2023, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Milestone Investments, Inc. as of December 31, 2023 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Milestone Investments, Inc.'s management. Our responsibility is to express an opinion on Milestone Investments, Inc.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Milestone Investments, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Ohab and Company, PA

We have served as Milestone Investments, Inc.'s auditor since 2015.

Maitland, Florida

February 12, 2024

MILESTONE INVESTMENTS, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2023

ASSETS		
CURRENT ASSETS:		
Cash and cash equivalents	$	19,568
Receivables from other broker-dealers		177,285
Total current assets		196,853
FIXED ASSETS:		0
TOTAL ASSETS		196,853
LIABILITIES AND STOCKHOLDER'S EQUITY		
CURRENT LIABILITIES:		
Accounts payable		14,398
Credit Cards		1,564
Payroll Liabilities		(17)
Total current liabilities		15,945
STOCKHOLDER'S EQUITY:		
Common stock, no par; 100,000 shares authorized; 700 shares issued and outstanding		12,701
Retained earnings		168,207
Total stockholder's equity		180,908
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	196,853

See notes to financial statements.

1. SUMMARY OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

Operations - Milestone Investments, Inc. (the "Company") is a North Carolina Corporation. The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). It provides mutual fund and variable annuity investment products to predominately small and medium size employers in the southeastern and mid-western areas of the United States that sponsor qualified retirement plans and to individuals who are eligible for distributions from such plans. In addition, it can provide investment advisory services to employers sponsoring qualified retirement plans. The Company is a limited broker-dealer and does not receive funds for investment nor does it hold securities for customers. Rather, all customer funds are delivered to, and securities are held with, either a mutual fund company broker-dealer or a variable annuity company broker-dealer.

Use of Accounting Estimates - The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of certain assets and liabilities and disclosures. Accordingly, the actual amounts could differ from those estimates. Any adjustments applied to estimated amounts are recognized in the year in which such adjustments are determined.

Cash and Cash Equivalents - The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. The Company maintains cash deposits with financial institutions which may exceed federally insured limits at various times throughout the year.

Receivables From Other Broker-Dealers - Receivables from other broker-dealers represent commissions due for mutual fund and group and individual variable annuity investment transactions. No allowance has been provided on these receivables because management believes all amounts are collectible. At December 31, 2023, receivables from three other broker-dealers represent approximately 79% of total receivables.

Property - Property is recorded at cost. Depreciation is provided using the straight-line method over the estimated useful lives of the assets.

Income Taxes - Under the provisions of the Internal Revenue Code, the Company has elected to be taxed as a subchapter "S" corporation. Under such election, the Company's taxable income and tax credits are passed through to its stockholders for inclusion in their individual income tax returns.

The Company records liabilities for income tax positions taken or expected to be taken when those positions are deemed uncertain to be upheld in an examination by taxing authorities. As of December 31, 2023, the tax years ended December 31, 2018 through 2023 were open for potential examination by taxing authorities. No liabilities for uncertain income tax positions were recorded as of December 31, 2023.

Revenue Recognition

Commissions

Commissions due from the sale of mutual funds and variable annuities are determined by applying a commission rate, which is determined by the mutual fund company or insurance company, to the face amount of the mutual fund or variable annuity sold, on the trade date. The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to the customer. A liability to the Company's representatives for commissions payable related to those policies, if any, is recognized with the recognition of the revenue from these policies.

Distribution Fees

The Company enters into arrangements with managed accounts or other pooled investment vehicles (funds) to distribute shares to investors. The Company may receive distribution fees paid by the fund up front, over time, upon the investor's exit from the fund (that is, a contingent deferred sales charge), or as a combination thereof. The Company believes that its performance obligation is the sale of securities to investors and as such this is fulfilled on the trade date. Any fixed amounts are recognized on the trade date and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the influence, the Company does not believe that it can overcome this constraint until the market value of the fund and the investor activities are known, which are usually monthly or quarterly. Distributions fees recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods.

Investment Advisory Fees

The Company provides investment advisory services on a daily basis. The Company believes the performance obligation for providing advisory services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company. Fee arrangements are based on a percentage applied to the customer's assets under management. Fees are received quarterly and are recognized as revenue at that time as they relate specifically to the services provided in that period, which are distinct from the services provided in other periods.

Credit Losses

The Company follows ASC Topic 326, Financial Instruments - Credit Losses ("ASC 326"). ASC 326 impacts the impairment model for certain financial assets by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset. Under the accounting update, the Company has the ability to determine that there are no expected credit losses in certain circumstances (e.g., based on the credit quality of the customer).

The Company had accounts receivable as of December 31, 2022 and 2023 of $157,499 and $177,285 respectively.

Subsequent Events - In preparing its financial statements, the Company has evaluated subsequent events through February 15, 2024, which is the date the financial statements were available to be issued.

2. RESERVE REQUIREMENTS

The Company is not obligated to report under SEC Rule 15c3-3 since, as a limited broker-dealer, its transactions are limited to the sale and redemption of redeemable securities of registered investment companies or of interests or participations in insurance company separate or general accounts. In addition, the Company transmits all funds and delivers all securities received in connection with its activities as a broker-dealer and does not otherwise hold funds or securities for, or owe money or securities to, customers. As such, the Company meets the exemptive requirements under SEC Rule 15c3-3(k)(1). Therefore, the Company does not have a reserve requirement nor does it have any information relating to the possession or control requirement under Rule 15c3-3.

3. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2023, the Company had net capital of $17,649 which was $12,650 in excess of its required net capital of $5,000. The ratio of aggregate indebtedness to net capital was 0.90 to 1.00 at December 31, 2023.

4. SIPC MEMBERSHIP EXCLUSION

The Company has claimed exclusion from SIPC membership for the year ended December 31, 2023 under Section 78ccc(2)(A)ii of the Securities Investor Protection Act of 1970.

5. OCCUPANCY LEASE

In February 2016, the FASB Issued ASU 2016-02 Leases – (Topic842). ASU 2016-02 will require the recognition of lease assets and lease liabilities on the balance sheet related to the rights and obligations created by lease agreements, including for those leases classified as operating leases under previous GAAP, along with disclosure of key information about leasing arrangements. The Company has elected not to apply the recognition requirements of Topic 842 relating to its office lease and instead has elected to recognize the lease payments as lease costs on a straight-line basis over the lease term. The lease cost is $19,020 relating to the office lease for the year ended December 31, 2023.

The Company leases office space under an operating lease that expires on January 31, 2024. Rent expense was $19,020 for the year ended December 31, 2023, and is reported in the occupancy and equipment expenses in the Statement of Operations.

6. COMMITMENTS AND CONTINGENCIES

The Company does not have any commitments and contingencies.

MILESTONE INVESTMENTS, INC.

SCHEDULE I

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

Total Ownership Equity from Statement of Financial Condition	$	180,908
Deductions and/or Charges:		
Total non-allowable assets from Statement of Financial Condition		(163,259)
Net Capital	$	17,649

COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS

Minimum Net Capital Required (6-2/3% of Aggregate Indebtedness)	$	1,063
Minimum dollar net capital requirement of reporting broker or dealer		5,000
Net Capital Requirement		5,000
Excess Net Capital	$	12,650
Net Capital less greater of 10% of Aggregate Indebtedness or 120% of Minimum Dollar Net Capital Requirement	$	11,650

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total Liabilities from Statement of Financial Condition	$	15,945
Total Aggregate Indebtedness		15,945
Percentage of Aggregate Indebtedness to Net Capital		90.34%

There are no material differences between the preceeding computation and the Company's corresponding unaudited Part II A of Form X-17 A-5 as of December 31, 2023